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                                                                     Exhibit 2.2

                     AMENDMENT TO ASSET PURCHASE AGREEMENT

          AMENDMENT dated February 28, 1997 (this "Amendment") to ASSET PURCHASE AGREEMENT dated December 22, 1996 by and between HUGHES AIRCRAFT COMPANY, a Delaware corporation ("Purchaser"), and ALLIANT TECHSYSTEMS INC., a Delaware corporation ("Seller") (the "Agreement").

                                  WITNESSETH:

          WHEREAS, Seller and Purchaser wish to amend the Agreement and certain Affiliate Agreements as provided herein;

          NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants, and agreements hereinafter set forth, the parties hereto hereby agree as follows:

          1. Defined terms in this Amendment shall have the same meaning as in the Agreement.

          2.     Section 7.24 shall be added to the Agreement as follows:

          7.24. Armada de Chile Receivable. Purchaser shall provide reasonable assistance to Seller in seeking collection of the $2.93 million account receivable payable by Armada de Chile, Contract Number MK46-ILS 119 and shall immediately pay any sums received in respect of that account receivable to Seller.

          3. Sections 11.3, 11.4, 11.5, 11.6 and 11.7 of the Agreement shall be amended and restated as follows:

          11.3   Employee Benefits. (a) Effective on the Closing Date, Purchaser
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shall provide the Transferred Employees with such pensions and other employee benefits as set forth in Schedule 11.3. Purchaser reserves the right to modify or terminate any such pension and other employee benefits, at any time or from time to time. Except as set forth in Sections 11.5 and 11.7, Purchaser shall be under no obligation to assume or replicate any of the Seller Employee Benefit Plans or Seller Employee Pension Plans. Purchaser shall amend its Employee Benefit Plans (as such term is defined in ERISA section 3(3)) and Employee Pension Benefit Plans (as such term is defined in ERISA section 3(2)) and all other employee benefit arrangements, plans, policies or practices, such that, effective as of
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the Closing Date, such plans recognize Transferred Employees' Credited Service
(as such term is defined in the Alliant Techsystems Inc. Retirement Plan) with Seller for purposes of eligibility, vesting, early retirement incentives, pre existing condition exclusions and waiting periods; provided, however, that such
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plans may contain, in the discretion of Purchaser, exclusions for pre existing conditions as were applicable under the health and welfare benefits provided to such Transferred Employees by Seller before the Closing Date and as allowed by law. In no event will Purchaser provide or be under any obligation to provide post retirement medical or life insurance benefits or medicare supplemental benefits to Transferred Employees.

          (b) Except as set forth in Section 11.5, from and after the Closing Date, Seller shall remain solely responsible for all obligations, costs and expenses under all Seller Employee Benefit Plans or Seller Employee Pension Plans in respect of Employees" claims incurred or conditions existing prior to the Closing Date, whether such claims are made or reported before or after the Closing Date, provided, however, that in no event shall Seller be obligated to pay claims made after nine (9) months following the Closing Date.

          (c) Health Care Plan Deductibles. Any health care plan expenses (excluding office visit copays) incurred by Transferred Employees on or after January 1, 1997 and prior to the Closing Date will be recognized by Purchaser's health care plan for purposes of plan year 1997 deductibles, copays, and out of pocket maximums. Seller agrees to cooperate in the transmission of data to Purchaser's claims administrator.

          (d) Worker's Compensation. Responsibility for workers' compensation claims in respect of the Business arising out of conditions having a date of injury (or, in the case of a claim relating to occupational disease, the last, significant exposure) prior to the Closing Date shall remain with Seller. Purchaser shall have responsibility for workers' compensation claims in respect of the Business arising out of conditions having a date of injury (or, in the case of a claim relating to occupational disease, the last significant exposure) on or after the Closing Date. Provided, however, that in no event shall Seller pay claims made after nine (9) months following the Closing Date.

          (e) Vacation. Purchaser shall, effective as of the Closing, (i) recognize Transferred Employees' service with Seller for purposes of future Personal Time Off ("PTO") accruals; and (ii) recognize Transferred Employees accrued and unused vacation with Seller as of the Closing; provided, however, that such recognition shall not exceed one week less than the Purchaser's PTO accrual maximums as applied to each Transferred
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Employee who, as of the Closing Date, has less than 20 years of service and shall not exceed two weeks less than the Purchaser's PTO accrual maximums as applied to each Transferred Employee who, as of the Closing Date, has 20 or more years of service. Seller shall, within two weeks following the Closing Date, pay to each Transferred Employee, the amount of vacation accrual in excess of the amount to be recognized under the Purchaser's PTO plan each such Transferred Employee has, if any, as of the Closing Date. Such amounts shall be treated as income for tax and benefits purposes.

          (f) Relocation Agreements. With respect to costs associated with any relocation agreements between Seller and an Employee, Seller shall remain liable for all costs incurred prior to the Closing Date and Purchaser shall be liable for any and all costs incurred on or after the Closing Date, subject to
Section 2.3(b) hereof and Schedule 2.3(b).

          (g) Retiree Medical and Life Insurance. Solely for purposes of participation in the retiree medical portion (including medicare supplement) of the Alliant Techsystems Inc. Health Plan for Non Union Employees ('Alliant Retiree Medical Plan") and the retiree life portion of the Alliant Techsystems Inc. Death Benefit Plan for Non Union Employees ("Alliant Retiree Life Plan"), Transferred Employees who are eligible to retire under the provisions of the Alliant Techsystems Inc. Retirement Plan as of the Closing Date, shall be considered as having retired as of the Closing Date and shall be eligible to elect to begin coverage under such Alliant Retiree Medical Plan and such Alliant Retiree Life Plan at any time on or after the Closing Date on the same terms and conditions as any other participant in the Alliant Retiree Medical Plan or Alliant Retiree Life Plan who retired on the Closing Date and elected to begin coverage on the same date as such Transferred Employee.

          11.4   401(k) Plan. Transferred Employees shall be entitled to
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rollover their accrued entitlements under the Alliant Techsystems Inc. 401(k)
Plan to Purchaser's 401(k) Plan at any time after the Closing Date (subject to any applicable time limits imposed by the Code or ERISA), and Purchaser and Seller shall cooperate fully in that regard.

          11.5   Retirement Plan.
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          (a)    On or before the Closing Date, Purchaser shall, or shall cause a Subsidiary to, effective as of the Closing Date, establish a defined benefit plan ("Purchaser
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New Retirement Plan") and trust ("Purchaser Qualified Trust") intended to qualify under Sections 401(a) and 501(a) of the Code and the Treasury Regulations issued pursuant thereto. Such Purchaser New Retirement Plan shall be substantially identical in all material respects to the Alliant Techsystems Inc. Retirement Plan ("Alliant Retirement Plan"), including, without limitation, the preservation of all protected rights, benefits and features within the meaning of Code Section 411(d)(6).

          Seller and Purchaser or Purchaser's Subsidiary shall each provide to the other on the Closing Date a certified copy of a resolution of its Board of Directors or its authorized delegates (with a certified copy of the delegation of authority) evidencing the transfer from the Alliant Retirement Plan and the assumption by the Purchaser New Retirement Plan of the assets and accrued benefit liabilities as of (and including) the Closing Date under the Alliant Retirement Plan for all Transferred Employees, and, in Purchaser's case, further evidencing adoption of the Purchaser New Retirement Plan and the Purchaser Qualified Trust. Seller shall direct the trustee of the Alliant Retirement Plan to transfer to the Purchaser Qualified Tnist, assets of the Alliant Retirement Plan in the amounts and in the manner described in Section 11.5(b) hereof.

          (b) The amount of assets to be transferred from the Alliant Techsystems Inc. Defined Benefit Master Trust ("Alliant Master Trust") under the Alliant Retirement Plan to the Purchaser Qualified Trust shall be in the form of cash. The amount of assets allocable to Transferred Employees under the Alliant Retirement Plan that will be transferred to the Purchaser New Retirement Plan shall be the amount which would be allocated to Transferred Employees if the Alliant Retirement Plan were terminated as of the Closing Date and assets were allocated to participants in accordance with Section 4044 of ERISA using the assumptions and methodology of the PBGC for plan terminations as of Closing Date and such other assumptions not specified by the PBGC and agreed to by Seller's actuary and Purchaser's actuary ("Appropriate Transfer Amount"). Schedule 11.5(b) sets forth the actuarial assumptions agreed to by Seller's actuary and Purchaser's actuary. The calculation of the Appropriate Transfer Amount shall be made by the Seller's Actuary and shall be subject to approval by the Purchaser's actuary, which shall not be unreasonably withheld. Notwithstanding the above, the transfer of assets and liabilities from the Alliant Retirement Plan to the Purchaser New Retirement Plan shall satisfy the requirements of Code Section 414(l). Purchaser and Seller shall cooperate and each use reasonable efforts to effect the asset and accrued benefit liability transfers contemplated in this Section as soon as practicable after the Closing Date and in a cost-efficient manner. This includes the provision by Seller's actuary to Purchaser's actuary of detailed workpapers and other pertinent information to enable Purchaser's actuary to
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adequately review the asset allocation procedures.

          Seller shall cause the Alliant Master Trust to transfer, and Purchaser shall cause the Purchaser Qualified Trust to accept, an amount of cash equal to $24 million ("Initial Transfer Amount") (which represents the good faith estimate by the Seller's Actuary of the Appropriate Transfer Amount on Monday, March 1, 1997, plus interest thereon from the Closing Date at the applicable short term investment fund rate. Purchaser shall reimburse Seller for up to $750 of late filing penalties associated with Form 5310A, if any.

          In the event that the Initial Transfer Amount exceeds the Appropriate Transfer Amount, as defined below, Purchaser New Retirement Plan shall promptly reimburse (and in any event within 30 days) the Alliant Retirement Plan any excess assets plus interest thereon at 8.5% per year from the date of transfer of the Initial Transfer Amount. In the event the Initial Transfer Amount is less than the Appropriate Transfer Amount, then the Alliant Retirement Plan shall promptly (and in any event within 30 days) transfer to the Purchaser New Retirement Plan an amount equal to such difference, plus interest thereon at 8.5% per year from the Closing Date to the date of transfer of such amount.

          In the event any Prospective Employee becomes a Transferred Employee after and within six months following the Closing Date, the Alliant Actuary shall determine the amount equal to the amount of assets required to be transferred under Code Section 414(l), as of the end of the month in which each Prospective Employee becomes a Transferred Employee based on the provisions of the Alliant Retirement Plan in effect on the Closing Date, and such determination shall be subject to approval of the Purchaser's actuary, which shall not be unreasonably withheld. As soon as administratively feasible after appropriate governmental notices have been filed, the Seller shall cause the trustee of the Alliant Master Trust to transfer such present value, in cash, to the Purchaser Qualified Trust and the Purchaser New Retirement Plan shall accept liability therefor.

          (c) Seller shall amend the Alliant Retirement Plan, such that effective as of the Closing Date, Transferred Employees shall receive no further accruals under the Alliant Retirement Plan.

          (d) As soon as administratively feasible after the Closing Date, Purchaser or a Subsidiary of the Purchaser shall submit such Purchaser New Retirement Plan and Purchaser Qualified Tnist to the Internal Revenue Service for determination of
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their qualified status under Sections 401(a) and 501(a) of the Code. Purchaser shall use Best Efforts to obtain a favorable determination on such qualified status.

          11.6 Unless set forth in this Agreement, Seller retains the right to change, amend or terminate any Seller Employee Pension Plans, Seller Employee Benefit Plans, or any employee benefit arrangement, plan, practice or policy at any time prior to or following the Closing, provided, however, that any such change, amendment or termination will not result in any benefits for Transferred Employees who were eligible for retirement at the Closing Date less than those they would have received had they retired immediately prior to Closing.

          11.7   Non-Qualified Supplemental Employee Retirement Benefits.
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Effective as of the Closing Date, Purchaser shall assume all accrued benefit liabilities associated with non-qualified supplemental employee retirement benefits for those Transferred Employees set forth in Schedule 11.10(ii).

          4(a). A new Section 11.10(A) is added to the Agreement to read as follows:

          11.10(A) Within 30 days following the completion of the Section 4044 allocation of assets and liabilities of the Alliant Retirement Plan,

          (i) if the Total Pension Costs (as defined below) exceeds $3.6 million, then Seller shall pay in cash to Purchaser such excess amount, plus interest thereon from the Closing Date to the date of payment at the annual rate of 8.5 %; or

          (ii) if the Total Pension Costs (as defined below) is less than $3.6 million, then Purchaser shall pay to Seller such deficit, plus interest thereon from the Closing Date to the date of payment at the annual rate of 8.5 %.

          For purposes of this Section 11.10, "Total Pension Costs" means the amount by which the actuarial accrued liabilities of Transferred Employees on a termination basis as of the Closing Date (as determined using cost accounting standards and other actuarial methods and assumptions set forth in
Schedule 11.10(i)) ("Actuarial Accrued Liabilities") exceeds the Appropriate Transfer Amount.

The actuarial valuation of the Alliant Retirement Plan shall be subject to approval of Purchaser's actuary, which shall not be unreasonably withheld.
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          An illustration of the intended operation of this Section 11.10(A) is set forth in several examples described in Schedule 11.10(iii).

          4(b). A new Section 11.10(B) is added to the Agreement to read as follows:

          11.10(B) Within 30 days following the completion of the Section 4044 allocation of assets and liabilities of the Alliant Retirement Plan,

          (i) if one-half of the Incremental Pension Costs (as defined below) exceed $200,000, then Seller shall pay in cash to Purchaser such excess amount, plus interest thereon from the Closing Date to the date of payment at the annual rate of 8.5 %; or

          (ii) if one-half of the Incremental Pension Costs (as defined below) is less than $200,000, then Purchaser shall pay to Seller such deficit, plus interest thereon from the Closing Date to the date of payment at the annual rate of 8.5 %.

          For purposes of this Section 11.10, "Incremental Pension Costs" means the sum of: (i) the reasonable costs of the Seller's actuary for preparing an actuarial valuation of the Actuarial Accrued Liabilities performing an ERISA
                           -----------------------------
Section 4044 allocation of the assets of the Alliant Retirement Plan as of the Closing Date and determining the amount of assets allocable to Transferred Employees as of the Closing Date, and (ii) the total Projected Benefit Obligation as of the Closing Date of Transferred Employees under Seller's non qualified supplemental employee retirement benefits (as determined using the actuarial methods and assumptions set forth in Schedule 11.10(ii)).
Purchaser shall pay the invoiced. cost of Seller's acturary fees for preparing
--------------------------------  --------------------------------------------
the calculations described in this section 11.10.
------------------------------------------------

The actuarial valuation of the Seller's non-qualified supplemental employee retirement benefits shall be subject to approval of Purchaser's actuary, which shall not be unreasonably withheld.

          5. The definition of "Closing" in Article I shall be amended in its entirety as follows:

          "Closing" shall refer to the consummation of the several transactions provided for in Article 11, all upon the terms and subject to the conditions set forth in this Agreement, which closing shall commence at 9:00 A.M., at the location specified in Section 9.1 below, provided, however, that for purposes of preparing the Closing Date
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Balance Sheet and for all related calculations under the provisions of Article
IV, Closing shall be deemed to occur as of 11:59 PM Pacific Standard Time on the day of closing.

          6.   A new section 2.1(p) shall be added as follows:

          (p) all petty cash and cash in assumed bank accounts of the Business wherever contained as described on Schedule 2.1(p).

          7.   Section 2.2(a) shall be restated and amended as follows:

          (a) cash and cash equivalents, or cash on hand or in bank accounts, certificates of deposit, commercial paper and other similar securities related to the Business, except for cash and petty cash as set forth on
     Schedule 2.1 (p).

          8.   A new Section 4.1(a)(6) shall be added as follows:

          (6) The third column of the Closing Date Schedule of Net Assets shall make any adjustments necessary to ensure that all petty cash and cash in bank accounts of the Business wherever contained as described on Schedule 2.1(p) and assumed by Purchaser at Closing be reflected at full value in the fourth column of the Closing Date Schedule of Net Assets.

          9.   A new section 4.1(a)(7) shall be added as follows:

          (7) The second column of the Closing Date Schedule of Net Assets shall reflect the elimination of certain corporate accounts for employee benefits (item labeled Corporate Accruals on Schedule 5.5(a)(2)) by an amount such that the numerical result of adding the amounts in Column 1, Column 2 and Column 3 equals $1.5 million (i.e., the amount to be reflected in Column 4 of the Closing Date Net Assets will equal $1.5 million) for the benefit plan accrual, representing an agreed upon adjustment between the Purchaser and Seller for certain employee benefit matters.

          10.  Governing Law.  This Amendment and the legal relations between
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the parties shall be governed by and construed in accordance with the laws of the State of New York without regard to the principles regarding the choice of law.

          11.  Notices.  Any notice or other communications required or
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permitted hereunder shall be in writing and shall be deemed to have been duly given when delivered
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personally or transmitted by telex or telecopier, receipt acknowledged, or in the case of documented overnight delivery service or registered or certified mail, return receipt requested, postage prepaid, on the date shown on the receipt therefor,

          if to Purchaser, to:

               Hughes Aircraft Company
               7200 Hughes Terrace
               Los Angeles, California 90080-0028
               Attention:  Secretary
               Telecopy:  (310) 649-1983


          with a copy to:

               Weil, Gotshal & Manges LLP
               767 Fifth Avenue
               New York, New York 10153
               Attention:  Jeffrey J. Weinberg, Esq.
               Telecopy:  (212) 310-8007

          if to Seller, to:

               Alliant Techsystems Inc.
               600 Second Street Northeast
               Hopkins, Minnesota 55343-8343
               Attention:  Daryl L. Zimmer, Esq.
               Vice President and General Counsel
               Telecopy:  (612) 931-5920

          with a copy to:

               Malkerson Gilliland Martin LLP
               901 Marquette Avenue, Suite 1500
               Minneapolis, Minnesota 55402
               Attention:  Michael S. Gilliland, Esq.
               Telecopy:  (612) 334-1414
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or to such other address(es) as shall be furnished in writing by any such party to each of the other parties hereto in accordance with the provisions of this
Section 13.4.

          12.  Headings.  The descriptive headings of the several Articles and
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Sections of this Amendment are inserted for convenience only and do not constitute a part of this Amendment.

          13.  Counterparts.  This Amendment may be executed in one or more
               ------------
counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered, in person or by telecopier, receipt acknowledged, to the other party hereto.

          14.  Exhibits/Schedules. The exhibits and schedules to this Amendment
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are hereby incorporated and made a part hereof and are an integral part of this
Amendment.

          15.  Amended Schedules.  Seller and Purchaser acknowledge and agree
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that the schedules attached as Exhibit 1 shall augment, modify, amend and replace, as applicable those schedules originally attached to the Agreement, and the Agreement shall be deemed amended thereby.

          16.  Conflicting Provisions.  In the event of any conflict between the
               ----------------------
provisions of this Amendment and the provisions of the Agreement or any Ancillary Agreement, the provisions of this Amendment shall control.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf by its officers or representatives thereunto duly authorized, all as of the date first written above.

                         HUGHES AIRCRAFT COMPANY


                         By: /s/ Charles S. Ream
                             --------------------------
                             Name: C. Ream
                             Title: V.P., CFO


                         ALLIANT TECHSYSTEMS INC.


                         By: /s/ Daryl L. Zimmer
                             --------------------------
                             Name: Daryl L. Zimmer
                             Title: Vice President and
                                    General Counsel